

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2012

Via E-mail
Anton Aleksandrov
President
4G Enterprises, Inc.
800 Town and Country Blvd., Suite 300
Houston, Texas 77024

> **Re:** **4G Enterprises, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 29, 2012**
> **File No. 333-183620**

Dear Mr. Aleksandrov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We note your principal executive and financial officers' involvement with at least one other emerging growth company, Bensata Corp. Please revise your filing to describe your principal executive and financial officers' involvement in Bensata Corp. as well as any other public offerings or public companies with which they or Mr. Kim have been involved. In your revised disclosure, please include the following:

- the name of the company, the date the registration statement was filed on EDGAR, the public reporting status of company.

- the date of the initial public offering, offering price, aggregate dollar amount raised and purpose of the offering.

Please also revise the second risk factor on page 9 to discuss your principal executive and financial officers' involvement in Bensata Corp. and any other public offerings in which they or Mr. Kim were involved.

3. In an appropriate place in your filing, please describe how potential investors and business opportunities will be allocated between 4G Enterprises, Bensata Corp. and any other companies in which your principal financial and executive officers are involved.

4. We note language throughout your filing, such as on pages 7, 16, 17 and 23, that suggests certainty regarding your ability to complete and commercialize your product. Please revise such language to indicate that you might not complete and commercialize your product, or tell us why such revisions are inappropriate.

Registration Statement Facing Page

5. The registration fee is $114.60 per $1,000,000 (prorated for amounts less than $1,000,000). Please amend your calculation of the registration fee table accordingly.

6. Please revise the fourth column of the fee table to state that this amount reflects the Proposed Maximum Aggregate Offering Price.

Prospectus Cover Page

7. Please revise your prospectus cover page to state that your auditors have issued a going concern opinion.

8. Please revise the table in this section to include the expenses set forth in Item 13. Please also thoroughly revise your filing, such as your Use of Proceeds section and Management's Discussion and Analysis, to include a net proceeds amount which accounts for these expenses. Please see Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 3

9. We note your statement in the second sentence of the second risk factor on page 7 that you do not have a firm timeline for when you will have a commercially available unit for sale. Please revise the Summary Business Description of your Prospectus Summary and

the Business and Management's Discussion and Analysis sections to include this statement.

Risk Factors, page 7

10. We note your statement in the second sentence of the first paragraph of this section. Please revise this paragraph, and this section as appropriate, to describe all material risks.

Because we have not yet begun generating revenue..., page 7

11. Please revise this risk factor to clarify that you may never generate any revenue.

12. Please reconcile this last two sentences of this risk factor with your disclosure on page 4 and elsewhere in your filing that the maximum proceeds from this offering will amount to $75,000.

Use of Proceeds, page 14

13. We note your statement in the first sentence of the second paragraph of this section that "[t]he principal purpose of this offering is to obtain additional capital for product development and commercialization as well as operating expenses." We further note your statements in the penultimate paragraph on page 3 and second paragraph on page 21 that the requisite technology will take over 1 year to develop and that the proceeds of this offering will fund operations for the next 12 months. Please revise this section to clarify, if true, that you will not use the proceeds of this offering to commercialize your products.

Dilution, page 15

14. Please revise to describe the calculated amounts as net tangible book value per share and net tangible book value per share after the offering rather than the similarly titled references currently being used beginning with "pro forma." Otherwise, explain why the "pro forma" designation is appropriate in both cases.

15. Please revise your description of how net tangible book value per share is calculated in the second sentence of the second paragraph to include how outstanding shares are considered.

16. Please tell us your consideration of including a comparison of the public contribution under the proposed public offering and the effective cash cost to officers, directors, promoters and affiliated persons of common equity and as converted common equity acquired by them. Refer to Item 506 of Regulation S-K.

Business, page 15

Competition, page 18

17. We note your statement that you believe you "can compete favorably" in your industry. Given your disclosures on page 7, please revise this section to more fully discuss your competitive position in the industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Intellectual Property, page 19

18. To the extent material, please provide additional disclosure regarding your provisional patent and its patent pending status, such as the length of time you are granted such status, the circumstances under which you could lose your rights pursuant to the provisional patent, and the resulting effects on your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Plan of Operations, page 21

19. We note your disclosure in the fifth paragraph of this section. Please also briefly describe the exemption from Section 14A(b) of the Securities Exchange Act of 1934 that is available to you as an emerging growth company.

Critical Accounting Policies and Estimates, page 24

Stock Issued and Stock-Based Compensation, page 24

20. Reference is made to the first sentence in the third paragraph on page 25. Please explain how this accounting policy complies with ASC 718. Otherwise, please revise to disclose an accounting policy that complies with ASC 718 or remove this sentence. In addition, please disclose your consideration of contemporaneous sales of shares when determining the value of the stock options underlying stock.

Management, page 29

21. Please revise Valarie Grant's biography to clearly describe her business experience during the past five years. Please see Item 401(e)(1) of Regulation S-K.

22. Please explain whether Kwang Kim, Chairman and Chief Executive Officer of Bensata, is the same individual listed as Jun Kim, director of 4G Enterprises. In this regard, we note that the biographical information for Kwang Kim and Jun Kim are identical.

23. Please provide the disclosure required by Item 407(a) of Regulation S-K.

Director Compensation, page 32

24. The disclosure in footnote 1 of the table which states that the shares of common stock issued were valued at $0.002 per share does not agree to the Statement of Changes in Stockholders' Equity disclosure of a $0.001 per share value. Please revise your disclosure or explain the difference.

Option Grants in Last Fiscal Year, page 32

25. The disclosure that no stock was granted to officers or directors since inception does not appear accurate. Please review and revise.

Certain Relationships and Related Party Transactions, page 34

26. Please revise the first sentence of this section to clarify that you have provided all relevant information for those related party transactions in which the amount involved exceeds the lesser of $120,000 or one percent of your total assets at year end for the last completed fiscal year. Please see Item 404(d) of Regulation S-K.

Index to Financial Statements, page 39

Balance Sheet, page 40

27. Reference is made to your disclosure in the first paragraph on page 26 that the pending patent purchased is accounted for at cost pursuant to ASC 325-20-05. Please explain why the purchase and subsequent measurement are within the scope of ASC 325 as opposed to ASC 350. To the extent you determine that the purchase and subsequent measurement are within the scope of ASC 350, please tell us your consideration of depreciating the asset referencing the applicable guidance in ASC 350.

Statement of Changes in Stockholders' Equity, page 43

28. Please explain in detail how you determined the $0.001 per share fair value of common stock issued on May 21, 2012 for services rendered. In doing so, please explain why a per share fair value of $0.0001 is not more appropriate considering the May 8, 2012 sale of Convertible Series A preferred stock for $40,000. In this regard, the disclosure in the second sentence in the second paragraph on page 22 states that the Convertible Series A preferred stock had a contractual conversion ratio of ten to one resulting in a $0.0001 as converted per common share price paid.

Notes to Financial Statements, page 44

29. Please disclose your inception date. Please also include your inception date in the Summary Consolidated Financial Data section and the Overview section of your Management's Discussion and Analysis.

30. Please disclose the nature of, as well as the acquisition of, the pending patent purchased and the related terms. In addition, please provide the applicable disclosures required by ASC 350-30-50-1 and 350-30-50-2.

Note 1. Organization and Description of Business, page 44

31. We note that you have not generated any revenues. Please note that financial statements will be considered false and misleading if those financial statements are prepared on the assumption of a going concern but should more appropriately be based on the assumption of liquidation. Financial statements containing audit reports that contain going concern language should contain prominent disclosure of the registrant's viable plans to overcome such difficulties. Please revise your disclosure to include detailed disclosure of your viable plans to overcome such difficulties or tell us why you believe your current disclosure is adequate. Refer to Section 607.02 of the Financial Reporting Codification.

Item 17. Undertakings, page 50

32. Please include the undertaking set forth in Item 512(a)(3) of Regulation S-K. In this regard, it appears as though your securities will be offered pursuant to Securities Act Rule 415. Please revise your registration statement cover page accordingly.

Signatures, page 52

33. Please revise to identify your principal executive officer, principal financial officer and principal accounting officer. Please see instructions to Signatures in Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me, at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: David M. Loev
        The Loev Law Firm, PC